UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For October 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Private Placement – Second Closing Option Exercised

As previously disclosed, on August 21, 2024, ESGL Holdings Limited (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 13,800,000 ordinary shares to the Purchasers at a purchase price of US$0.29 per share. The closing of the private placement occurred on August 22, 2024 (the “Closing Date”) and the Company received gross proceeds of $4,002,000. For a period of three months following the Closing Date, Mr. Samuel Wu, one of the Purchasers, was granted the right to purchase up to an aggregate of $998,000 of additional ordinary shares on the same and terms and conditions set forth in the Purchase Agreement (the “Second Closing Option”).

On September 30, 2024, the Second Closing Option was exercised and the Company accordingly issued and sold to such Purchaser an additional 3,441,380 ordinary shares for gross proceeds to the Company of $998,000.

The ordinary shares were issued and sold by the Company in a private placement pursuant to the exemption provided in Section 4(a)(2) under the United States Securities Act of 1933, as amended (the “Securities Act”). As soon as practicable following the expiration of the Second Closing Option, the Company has agreed to use its commercially reasonable efforts to prepare and file a resale registration statement on Form F-1 with the Securities and Exchange Commission registering the ordinary shares issued pursuant to the Purchase Agreement for resale on behalf of the Purchasers. The Company also agreed to use its commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and shall use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date that all of the shares covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144.

The foregoing description of the Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the form of Purchase Agreement which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Share Purchase Agreement (incorporated by reference to the Form 6-K filed by the registrant with the SEC on August 23, 2024).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: October 1, 2024